Shareholder Rebuttal to RE/MAX Holdings, Inc. Opposition Statement
Regarding the Sale and Lease of Properties
 in the Occupied Palestinian Territory

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  RE/MAX Holdings, Inc.
NAME OF PERSON RELYING ON EXEMPTION: Heartland Initiative, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: P.O. Box 369, Michigan City, IN 46361

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

RE/MAX Shareowners are encouraged to vote FOR resolution #3:

Resolved: Shareholders request that the Board form an ad hoc committee to reassess and report to shareholders on criteria, above and beyond legal compliance, for the Company’s practice of advertising and leasing properties in the Israeli settlements and any other locations in which substantial evidence exists that business practices support activities which contravene principled US positions and commitments.

Overview
The international community, including the United States, has never recognized Israeli sovereignty over the territories occupied by Israel since June 1967, including the unilateral annexation of East Jerusalem. The US Department of State consistently classifies these territories as occupied in its human rights and other reports1. Where necessary, explicit territorial limitations have been included in legislation providing, for example, loan guarantees to Israel. There are also separate country codes required by US Customs and Border Protection to designate products imported from Israel and the West Bank; US Customs published a clarification in 1995 that products originating in the West Bank may not be designated or labeled as originating in “Israel” and subsequently reissued this guidance in late January 2015 due to public inquiries concerning proper labeling.2

Israel’s designation of the status of the land on which the settlements are established and the legal basis for their construction, sale or lease are similarly not recognized by the United States or international community. The United Kingdom is one of a number of countries that has issued a government advisory on this matter, warning that “Financial transactions, investments, purchases, procurements as well as other economic activities… in Israeli settlements or benefiting Israeli settlements, entail legal and economic risks stemming from the fact that the Israeli settlements, according to international law, are built on occupied land and are not recognized as a legitimate part of Israel’s territory. This may result in disputed titles to the land, water, mineral or other natural resources which might be the subject of purchase or investment."3
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1United States. U.S. Dept. of State. Bureau of Democracy, Human Rights and Labor. Country Reports on Human Rights Practices for 2014: Israel and the Occupied Territories. Washington: U.S. Dept. of State, Bureau of Democracy, Human Rights and Labor, 2014. Web.
2Toner., Mark C. Daily Press Briefing. Washington: U.S. Department of State, 28 Jan. 2016. Web.
3United Kingdom. UK Foreign & Commonwealth Office. Guidance Overseas Business Risk - Israel. London: UK Foreign & Commonwealth Office, 21 Oct 2015. Web.

In its “Board of Directors’ Response” to Heartland Initiative’s (Heartland) proposal, RE/MAX notes, “Any properties listed or advertised for sale or lease are listed by these independent franchisees and the Company is limited in its ability to control their actions.” However, RE/MAX advertises and lists housing units for sale or lease in Israeli settlements in the occupied West Bank, including East Jerusalem, on its official website. RE/MAX is responsible for the content of its website, including its worldwide property search database that is maintained and publicly available in the United States. Recently [as of 12 January 2016], this database included listings for 55 properties located in Israeli settlements in the occupied West Bank and 31 properties located in Israeli settlements in occupied East Jerusalem, for a total of 86 available properties.

The advertisements or listings provided on RE/MAX’s website might mislead customers if they  portray the properties in question as being located in “Israel” when in fact they are located outside the borders of the State of Israel recognized by the United States and international community.  In review of the RE/MAX site ( April 2016),  the advertisements or listings did not contain any indication that the properties are located in territory occupied by Israel since June 1967. Further, they did not include a specific disclosure along the lines noted by Human Rights Watch (HRW) on pages 65-70 of their report Occupation Inc.: How Settlement Businesses Contribute to Israel’s Violations of Palestinian Rights4, that property rights created or modified under the laws of the State of Israel in occupied territory may not be recognized by third countries, including the United States.

RE/MAX is putting shareholder value at risk.
Heartland is concerned that based on the facts set forth above, it would seem that RE/MAX customers, including US customers who have used the company’s database to rent or purchase properties located in Israeli settlements in occupied territory, have been misled as to the validity of the rights they have purportedly acquired in such property. This could potentially lead to challenges to RE/MAX customers’ property rights in local courts, as well as allegations of false advertising to customers in the US. Any such occurrence could pose serious risks to the RE/MAX brand, regardless of whether the transaction(s) in question was handled by a franchisee.

Further, in the “Board of Directors’ Response” RE/MAX notes, “As part of its role in overseeing the Company’s risk assessment and management practices, the Board of Directors regularly considers potential risks that may negatively impact the RE/MAX brand.” Yet, RE/MAX has come under an increasing level of negative public scrutiny for its renting and selling of property rights created under Israeli domestic law in the occupied West Bank, including East Jerusalem. This coverage includes Human Rights Watch’s (HRW) recent publication Occupation Inc.: How Settlement Businesses Contribute to Israel’s Violations of Palestinian Rights5, the highlighting of RE/MAX’s inclusion in the HRW report in Time6 and by the Business & Human Rights Resource Centre7, an article on RE/MAX and AirBnB’s practices in Salon8, an exposé by a former award-winning RE/MAX real estate agent in The Independent9 and a national boycott campaign conducted by the organization CodePink10.
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4Human Rights Watch.  Occupation Inc.: How Settlement Businesses Contribute to Israel’s Violations of Palestinian Rights. New York: Human Rights Watch, 19 Jan. 2016. Web.
5Human Rights Watch.  Occupation Inc.: How Settlement Businesses Contribute to Israel’s Violations of Palestinian Rights. New York: Human Rights Watch, 19 Jan. 2016. Web.
6Vick, Karl. “Why Human Rights Watch is Urging Businesses to Pull Out of Israeli Settlements.” Time. Time Inc., 19 Jan. 2016. Web.
7“Human Rights Watch says business in Israeli settlements contributes to abuses of Palestinian rights.” Business & Human Rights Resource Centre. Business & Human Rights Resource Centre, Jan. 2016. Web.
8Norton, Ben. “Profiting from colonization: Airbnb rents illegal Israeli settlements on occupied Palestinian land; RE/MAX sells them.” Salon. Salon Media Group, 13 Jan. 2016. Web.
9Kibalian, Elias. “What happened when I discovered my employer was profiting from Israel’s illegal settlements in Palestine.” Independent. Independent Print Ltd., 8 Feb. 2016. Web.
10Benjamin, Medea. “RE/MAX Cashes in on Israel’s Illegal Settlements.” Counterpunch. N.p., 18 Nov. 2014. Web.

The legal and reputational risks referenced above could jeopardize  the value of RE/MAX shares, as evidenced by the example of SodaStream. SodaStream’s factory was formerly located in the West Bank, although the company operated under Israeli domestic law (which is not recognized as applicable to the West Bank by the United States or international community). As a result, SodaStream found itself subject to legal and reputational risks, including violations of US customs law concerning mislabeling of country of origin and calls to boycott the company, which likely played a part in the company’s declining stock value and decision to relocate out of the West Bank.11

RE/MAX does not have a policy or procedure in place to detect and evaluate this type of risk.
The fact that RE/MAX continues to list the 55 properties located in Israeli settlements in the occupied West Bank and 31 (as of January 12) properties located in Israeli settlements in occupied East Jerusalem on its website, in spite of various correspondences from Heartland Initiative, other shareholders and Human Rights Watch outlining the concerns above, suggests that the company does not have a policy or procedure in place to detect and evaluate the consequences of this or other instances in which practices of RE/MAX and its franchisees may be aligned to practices of countries that are contrary to principled US positions and commitments in conformity with international law.

Implementing the proposal would be advantageous for the company.
Heartland believes that the formation by the Board of an ad hoc committee to reassess and report to shareholders on criteria, above and beyond legal compliance, for the Company’s practice of advertising and leasing properties in the Israeli settlements and any other locations in which substantial evidence exists that business practices support activities which contravene principled US positions and commitments will:
1.
Benefit the company’s reputation by helping to ensure that RE/MAX and its franchisees are not contributing to the violation of human rights in the Occupied Palestinian Territory or other situations of military occupation;

2.	Reduce the potentiality for the sale and/or lease of properties, including to American customers, whose titles or other rights could be in dispute; and
3.	Avoid both reputational damage and legal issues associated with a relatively small number (86) of properties in the occupied West Bank, including East Jerusalem.
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11Tadeo, Maria. “The Bubble Bursts for Sodastream.” Independent. Independent Print Ltd., 30 Oct. 2014. Web.

Conclusion:
In light of the global scope of RE/MAX’s real estate activities, we believe Company practices relating to the occupied Palestinian territories are indicative of an overall weakness in the Company’s governance practices. While the question remains as to whether the Company itself is violating any statutory or international laws in doing business in the territories, we imagine that as a matter of social responsibility and reputation protection, as well as respect for human rights, RE/MAX would not wish to maintain a standard of corporate practice that clearly falls short of the principled positions and commitments of the United States.

We urge you to vote “FOR” proxy item #3. Should you have any proposal-specific questions please feel free to contact us at sam@heartland-initiative.org.

Heartland Initiative, Inc.

Date: April 12, 2016

	By:	/s/ Samuel B. Jones
Samuel B. Jones
President & Co-Founder

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 3 following the instruction provided on the management’s proxy mailing.